MORNINGSTAR PARTNERS, L.P.

400 West 7th Street

Fort Worth, Texas 76102

January 24, 2023

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Irene Barberena-Meissner

Re:	MorningStar Partners, L.P.

Registration Statement on Form S-1

File No. 333-268424

Ladies and Gentlemen:

On behalf of MorningStar Partners, L.P. (the “Partnership”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-268424) (as amended, the “Registration Statement”) be accelerated to 3:00 p.m., Washington, D.C. time, on January 26, 2023, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Mollie Duckworth at (737) 910-7325.

The Partnership hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MorningStar Partners, L.P.

By: MorningStar Oil & Gas, LLC its general partner

By:	/s/ Brent W. Clum
Brent W. Clum
President of Business Operations and Chief Financial Officer

cc:	Bob R. Simpson, Chief Executive Officer, MorningStar Oil & Gas, LLC.

Michael Chambers, Latham & Watkins LLP

Mollie Duckworth, Latham & Watkins LLP

Joshua Davidson, Baker Botts L.L.P.

Douglas V. Getten, Baker Botts L.L.P.